

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2018

Richard Ham
Chief Executive Officer
Thinking Green
170 South Green Valley Parkway, Suite 370
Henderson, NV 89012

      Re: Thinking Green
          Amendment No. 1 to
          Offering Statement on Form 1-A
          Filed May 15, 2018
          File No. 024-10829

Dear Mr. Ham:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 8, 2018 letter.

Form 1-A/A

Risk Factors, page 3

1.   We note your disclosure in response to our prior comment 13, that both of the Hams appear to be working part time for the company at this time. Please revise the first Risk Factor to address any risks to the company due to an apparent lack of full time management.

Use of Proceeds , page 6

2.   We note your response to comment 2. Please revise your disclosure to quantify the amounts you plan to spend to purchase land, buildings and other discrete items related to the development of the facility. The current disclosure informs investors that if you raise less capital, you will build a smaller facility; please revise to include the baseline amounts you will need to address the items above, and what you will do in the event you are unable to raise those amounts.

Description of Property, page 16

3.   Please file the agreements that you refer to in the Description of Property in their final, executed form, or advise. Please also include the exhibits to the agreements or advise. Refer to Part III., Item 17 (6) of Form 1-A.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

4.   Please revise your disclosure to explain the USDA grants and EB-5 visa program grants that the company expects to apply for, the status of such applications and the reasons that the company believes it is in a position to be awarded such grants. In addition, please provide risk factor disclosure explaining the risks to the company if no such grants are awarded.

5.   We note your response to comment 10. Please revise your disclosure to describe with greater specificity the concrete steps you expect to undertake to achieve your goals, and the sources of funds for each such step. In addition, clarify the company's planned response in the event that the offer does not raise the maximum amount.

        You may contact Beverly Singleton at 202-551-3328 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.

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